05037152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Lloyd McAdams, Jr. (310) 393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lloyd McAdams, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Ca
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 12 day of Jan, 2005

Notary Public

Signature

Title

PAMELA CALLOWAY
COMMISSION 1506117
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Aug. 7, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2005
WASH. D.C. 213 SECTION

Syndicated Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	724,280
Receivable from clearing firms		144,401
Commissions receivable		104,487
Deposits with clearing organizations		770,002
Receivable from non-customers		86,469
Marketable securities, at market value		125,279
Securities, not readily marketable		221
Equipment, net $8,643 of accumulated depreciation		8,488
Prepaid expenses		35,420
Other assets		5,258
Total assets	$	2,004,305

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	47,904
Commissions payable		206,204
Securities sold, not yet purchased		20,103
Income taxes payable		4,976
Subordinated note payable, including interest payable		344,850
Total liabilities		624,037

Stockholder's equity

Common stock, $1 par value, 200,000 shares authorized, 112,000 shares issued, and outstanding		112,000
Additional paid-in capital		450,000
Retained earnings		818,268
Total stockholder's equity		1,380,268
Total liabilities and stockholder's equity	$	2,004,305

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the year ended December 31, 2004

Revenue	
Commissions	$ 4,370,734
Interest and dividend income	68,767
Other income	307,616
Realized gains (losses)	(132,135)
Total revenue	4,614,982
Expenses	
Employee compensation and benefits	213,441
Commissions and trading fees	3,546,486
Communications	7,418
Occupancy and equipment rental	85,140
Interest	15,471
Taxes, other than income taxes	18,095
Other operating expenses	374,363
Total expenses	4,260,414
Income (loss) before taxes	354,568
Income tax provision	13,935
Net income (loss)	$ 340,633

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2004	$ 112,000	$ 25,000	$ 477,635	$ 614,635
Capital contributions	–	425,000	–	425,000
Net income (loss)	–	–	340,633	340,633
Balance on December 31, 2004	$ 112,000	$ 450,000	$ 818,268	$1,380,268

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2004

	Subordinated Loan Payable	Subordinated Interest Payable	Total Subordinated debt
Balance at January 1, 2004	$ 330,000	$ 41,800	$ 371,800
Additions (Reductions)	–	(26,950)	(26,950)
Balance at December 31, 2004	$ 330,000	$ 14,850	$ 344,850

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 340,633
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 3,294	
(Increase) decrease in:		
Receivable from clearing firm	143,682	
Deposits with clearing organizations	(481,126)	
Commissions receivable	(9,267)	
Securities owned, at market value	798,413	
Prepaid expenses	(1,802)	
Receivable from non-customers	121,582	
Prepaid taxes	711	
Other assets	(5,258)	
(Decrease) increase in:		
Accounts payable	44,193	
Securities sold, not yet purchased	20,103	
Commissions payable	(90,742)	
Payable to brokers and dealers	(105,694)	
Margin payable	(804,128)	
Income taxes payable	4,676	
Subordinated interest payable	(26,950)	
Total adjustments		(388,313)
Net cash and cash equivalents provided by (used in) operating activities		(47,680)
Cash flows from investing activities:		
Purchase of equipment	(1,318)	
Net cash and cash equivalents provided by (used in) investing activities		(1,318)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash and cash equivalents		(48,998)
Cash and cash equivalents at beginning of year		773,278
Cash and cash equivalents at end of year		$ 724,280

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 8,959
Interest	$ 28,096

Supplemental disclosure for non-cash activities:

Conversion of long-term debt to additional paid-in capital	$ 425,000

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc. (the "Company") is registered with the Securities and Exchange Commission as an introducing broker-dealer of securities that does not receive funds. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 1,000 clients located through out the United States. No one client comprises a significant revenue source.

The Company helps distribute a mutual fund for which the investment advisory firm (See Note 9) is an investment advisor.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with the related commission revenues and expenses also recorded on a settlement date basis, except for propriety investment transactions, which are recorded on a trade date basis.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising cost are expensed as incurred.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with Pershing, having a market value of at least $100,000. The Company has deposited $100,796 as security for its transactions with them for the year ended December 31, 2004. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $669,206 as security for its transactions with them for the year ended December 31, 2004. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: RECEIVABLE FROM NON-CUSTOMERS

Amounts consist of various receivables from current and former brokers and a related party, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $146,845, due to the default on a note receivable from a former broker.

The net balance of $86,469 at December 31, 2004 is a non-allowable asset for net capital purposes.

Note 4: SECURITIES, AT MARKET VALUE

Securities, at market value consisted of the following at quoted market values:

NASD stock	$ 40,800
Mutual funds	84,479
Total	$ 125,279

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consists of an investment in fractional shares of Depository Trust & Clearing Corporation (DTCC) common stock. The Company is carrying these stocks at its cost of $221.

Note 6: EQUIPMENT, NET

Equipment as of December 31, 2004 consisted of the following:

		Life in years	Method
Equipment	$ 17,131	5	Straight-line
Less accumulated depreciation	(8,643)		
	$ 8,488		

Depreciation expense for the year ended December 31, 2004 is $3,294.

Note 7: SUBORDINATED LOAN AGREEMENT

The borrowings under subordination loan agreements at December 31, 2004 are listed as follows:

Liabilities subordinated to the claims of general creditors:	
Interest at 8% due June 30, 2007	$ 330,000
Accumulated subordinated interest payable	14,850
Total subordinated debt	$ 344,850

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they

Note 7: SUBORDINATED LOAN AGREEMENT (Continued)

may not be repaid. On June 30, 2004, there was an amendment approved by the NASD to extend the maturity date from June 30, 2004 to June 30, 2007.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision at December 31, 2004 consisted of the following:

California	$ 4,425
Tennessee	4,926
New York	300
Other states	4,284
Total income tax provision	$ 13,935

Note 9: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman is the Company's president and sole stockholder. The Company receives less than 1% of its revenue from this investment advisory firm

For the year ended December 31, 2004, the Company paid the investment advisory firm the following:

Occupancy and equipment rental	$ 41,898
Other operating expenses	43,242
Total	$ 85,140

Note 10: <u>COMMITMENTS AND CONTINGENCIES</u>

In the account receivable from non-customers, the Company has established an allowance for bad debt for a promissory note of $100,435 and an advance of $46,410, that the Company may not be able to receive.

The Company was named in a lawsuit and a NASD arbitration hearing. There are many legal issues, one of which the plaintiff was never an employee of the Company. The plaintiff was an employee of the related company, Pacific Income Advisors ("PIA"). The Company received the benefit of some of the PIA employees. The Company plans to seek a vigorous defense

Note 11: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $1,457,397, which was $1,357,397 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($259,084) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $22,503 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 1,479,900
Adjustments:		
Retained earnings	$ (155,354)	
Non-allowable assets	145,105	
Haircuts	(12,254)	
Total adjustments		(22,503)
Net capital per audited statements		$ 1,457,397

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Stockholder's equity		
Common stock	$ 112,000	
Additional paid-in capital	450,000	
Retained earnings	818,268	
Total stockholder's equity		$ 1,380,268
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan	330,000	
Subordinated interest payable	14,850	
Total allowable subordinated liabilities		344,850
Total stockholder's equity and allowable subordinated liabilities		1,725,118
Less: Non-allowable assets		
Commissions receivable, greater than 30 days	(83,565)	
Receivable from non-customers	(86,469)	
Furniture & equipment, net	(8,488)	
Securities, not readily marketable	(221)	
Prepaid expenses	(35,420)	
Other assets	(5,258)	
Total non-allowable assets		(219,421)
Net capital before haircuts		1,505,697
Less: Haircuts		
Haircuts on marketable securities	(26,221)	
Haircuts on mutual funds	(7,603)	
Haircuts on money markets	(14,476)	
Total haircuts		(48,300)
Net capital		1,457,397
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 17,272	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,357,397
Ratio of aggregate indebtedness to net capital	0.18:1	

There was a $22,503 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 13.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Syndicated Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Syndicated Capital, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Syndicated Capital, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ∘ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2005